17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

FOR IMMEDIATE RELEASE

Sun Pharma reaffirms commitment to Taro facilities and employees

Mumbai, July 30, 2008: Sun Pharmaceutical Industries Ltd (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE:SUNPHARMA, BSE: 524715) today reaffirmed its commitment to maintaining and enhancing Taro’s facilities in Israel, and to a fruitful relationship with Taro’s employees, after Sun acquires control of Taro.

According to press reports, the Mayor of Haifa sent a letter to the Minister of Industry expressing concern that “..after completing the purchase and merger process, Sun intends to close the production lines in Israel and transfer them to India.”  Nothing could be further from the truth.

Sun Pharma has repeatedly stated that it plans to use all of the existing Taro facilities to the maximum and to increase investment in R&D in Israel.  Sun Pharma has a rich history of building a strong future together with all stakeholders of the businesses it acquires.  Employees and other stakeholders have seen their future become much brighter once Sun Pharma begins to professionally manage and successfully improve the acquired business.  Sun Pharma reiterates that it has no plans to close Taro facilities or lay off people – the exact opposite is true.

“We believe that the current management of Taro is significantly underutilising its facilities and has considerably reduced its investment in R&D, which is so vital for the future of a pharma company.  Sun Pharma will reverse this.  When some of the world’s largest and most respected companies, including pharmaceutical companies, manufacture and conduct research for global markets in Israel, and compete effectively, I see a good opportunity for Sun Pharma doing the same using these facilities,” said Mr Dilip Shanghvi, Chairman and Managing Director, Sun Pharmaceutical Industries Ltd.

Sun Pharma’s past performance speaks for itself.  In 1997 Sun Pharma acquired a controlling stake in Caraco, a US company in Detroit with annual revenues of less than USD 1 million employing less than 50 people.  Today Caraco employs 650 people, has annual revenues of USD 150 million from its own products.  Caraco is expanding its manufacturing facility by another 140,000 sq ft in Detroit, US, which is estimated to create 1500 additional direct and indirect jobs.  Similar expansion and upgradation is currently underway at acquired manufacturing facilities in New Jersey (US), Ohio (US) and Hungary.

"Since May 2007, when the deal between Taro and Sun was signed, we have talked of building on Taro’s current facilities and skill sets.  We will work towards clarifying to the Mayor our position in this regard and to communicate that we want to leverage an existing investment of more than USD 200 million in infrastructure and knowledge in Israel to make Taro into a truly great company,” said Mr Dilip Shanghvi, Chairman and Managing Director, Sun Pharmaceutical Industries Ltd.

About Sun Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE:SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

Contacts
Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Nina Devlin / Erin Becker		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India